October 15, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:           Excelsior Multi-Strategy Hedge Fund of Funds Master Fund, LLC
(File No. 811-10083)

Ladies and Gentlemen:

On behalf of Excelsior Multi-Strategy Hedge Fund of Funds Master Fund, LLC (the "Company"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "1933 Act"), a registration statement on Form N-14 (the "Registration Statement") to register under the 1933 Act units of limited liability company interests in the Company ("Units") to be issued in connection with the merger of each of Excelsior Multi-Strategy Hedge Fund of Funds (TI), LLC, Excelsior Multi-Strategy Hedge Fund of Funds (TE), LLC, Excelsior Multi-Strategy Hedge Fund of Funds (TI 2), LLC and Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (each, a "Merger Fund," and together with the Company, the "Funds") with and into the Company (the "Merger").

Each of the Company and the Merger Funds is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company.  The Funds are currently configured in a master/feeder fund structure, in which each Merger Fund pursues its investment objective by investing substantially all of its assets in the Company.  Pursuant to the Merger, each member of the Merger Funds at the time of the Merger will receive Units with a net asset value equal to the net asset value of the units of limited liability company interests of the Merger Fund held by such member immediately prior to the Merger.

Please call me at (212) 756-2192 with any comments on the Registration Statement or if you have any questions regarding this filing.

Thank you for your assistance regarding this matter.

Sincerely yours,

/s/ Karen L. Spiegel
     Karen L. Spiegel

cc:           Marina Belaya, Bank of America Corporation